UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                Brightpoint, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    109473108
                                 (CUSIP Number)

                             David B. Millard, ESQ.
                          Leagre Chandler & Millard LLP
                            1400 First Indiana Plaza
                          135 North Pennsylvania Street
                        Indianapolis, Indiana 46204-2415
                                 (317) 808-3000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 27, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Timothy S. Durham
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [  ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        427,394
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       4,757
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        427,394
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        4,757
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 432,151
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                [X]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 5.4%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Diamond Investments, LLC  35-2088657
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [  ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        4,757
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        4,757
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 4,757
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [X]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.06%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Henri B. Najem, Jr.
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [  ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        50,285
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        50,285
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 50,285
-------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [X]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.63%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Brightpoint, Inc., a Delaware corporation (the "Issuer"), that the Reporting Persons own of record or beneficially. The principal executive offices of the Issuer are located at 600 East 96th Street, Suite 575, Indianapolis, Indiana 46240.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is jointly filed by the following persons (collectively, the "Reporting Persons"): Timothy S. Durham; Diamond Investments, LLC, an Indiana limited liability company ("Diamond"); and Henri B. Najem, Jr.

Mr. Durham is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. Mr. Durham serves as the Chairman and Chief Executive Officer of Obsidian Enterprises, Inc. and as Chairman of Fair Holdings, Inc. The address of the principal offices of Obsidian Enterprises, Inc. and Fair Holdings, Inc. is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

Diamond is an Indiana limited liability company. Diamond is the personal investment vehicle of Timothy S. Durham and certain members of his immediate family. Mr. Durham has majority ownership interest in and voting control of Diamond. The address of the principal office of Diamond is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

Mr. Najem is a citizen of the United States and his principal address is 10158 Brook School Road, Fishers, Indiana 46038. Mr. Najem owns Bella Vita restaurant. The address of the principal office of Bella Vita is 10158 Brook School Road, Fishers, Indiana 46038.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price for the securities acquired since the last report is 82,013 shares purchased by the Reporting Entities was $161,980. The source of funds for the purchases was personal funds for Mr. Durham and Mr. Najem.

ITEM 4. PURPOSE OF TRANSACTION.

Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this statement relates for the purpose of investment and to gain a significant equity interest in Brightpoint.

Each of the Reporting Entities may acquire additional shares or other securities of Brightpoint or sell or otherwise dispose of any or all of the shares or other securities of Brightpoint they beneficially own.

The Reporting Entities may engage in discussions with the management and members of the Board of Directors of Brightpoint concerning the business, operations and future plans of Brightpoint.

The Reporting Entities may also consider other actions to maximize stockholder value including, without limitation:

     o Proposing an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Brightpoint or any of its subsidiaries; and

     o Proposing change in the present Board of Directors or management of Brightpoint.

Other than described above, none of the Reporting Entities currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although they reserve the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on September 27, 2002, the Reporting Persons may be deemed to beneficially own, in the aggregate, 482,436 shares, representing approximately 6% of the Issuer's outstanding shares (based on the shares stated to be outstanding as of August 14, 2002 in the Issuer's Form 10-Q for the period ending June 30, 2002 filed with the Securities and Exchange Commission, adjusted to give effect to the 1 for 7 reverse stock split that occurred on June 26, 2002).

     (b) Mr. Durham has sole voting and sole dispositive power with respect to 427,394 shares. Mr. Najem has sole voting and sole dispositive power with respect to 50,285 shares. Mr. Durham may be deemed to beneficially own and share voting and dispositive power with respect to the 4,757 shares held by Diamond Investments, LLC, because of the interests in or positions he holds with that entity as reported in response to Item 2. The information in Item 2 is incorporated herein by reference.

     (c) The following table presents information on securities acquired within the past sixty days. All of the transactions were open market purchase transactions. The number of shares and price per share have been adjusted to give effect to the 1 for 7 reverse stock split that occurred on June 26, 2002.



Shareholder               Date      No. of Shares           Transaction         Price Per Share ($)  Total Price
Timothy S. Durham       9/19/2002      8,000             Open Market Purchase        $1.45               $11,600
Timothy S. Durham       9/10/2002     10,000             Open Market Purchase        $1.77               $17,700
Timothy S. Durham       9/5/2002      20,000             Open Market Purchase        $1.98               $39,600
Timothy S. Durham       9/2/2002       5,000             Open Market Purchase        $2.18               $10,900
Timothy S. Durham       8/28/2002     13,013             Open Market Purchase        $2.27               $29,540
Timothy S. Durham       8/27/2002     10,000             Open Market Purchase        $2.45               $24,500
Timothy S. Durham       8/13/2002     10,000             Open Market Purchase        $1.70               $17,000
Henri Najem             9/17/2002      4,000             Open Market Purchase        $1.66                $6,640
Henri Najem             8/28/2002      2,000             Open Market Purchase        $2.25                $4,500

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:   Joint Filing Agreement. This Exhibit is incorporated by
             reference to Exhibit A in the Issuer's Schedule 13D filed
             August 8, 2002.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 2002


/s/ Timothy S. Durham
--------------------------------------------
Timothy S. Durham

/s/ Henri B. Najem, Jr.
--------------------------------------------
Henri B. Najem, Jr.

DIAMOND INVESTMENTS, LLC

By: /s/ Timothy S. Durham
--------------------------------------------
Timothy S. Durham
Its:   Managing Member

                                  EXHIBIT INDEX


Exhibit No.                        Description

   A Joint Filing Agreement. This Exhibit is incorporated by reference to Exhibit A in the Issuer's Schedule 13D filed August 8, 2002.